GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

The following management’s discussion and analysis (“MD&A”), which is dated as of April 28, 2017, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2016 (“fiscal 2016”) in comparison with those as at and for the financial year of the Company ended December 31, 2015 (“fiscal 2015”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2016 and fiscal 2015 (the “Annual Financial Statements”). As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 28, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral property, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.

As described in the going concern note to the Annual Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Annual Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which were followed up during 2014 (exploration was conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with local Turkish entities.

After the signing of these option agreements, the attention was directed to the properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the first option agreement ground runs into what was until September 2014 a tender designated area (see below). Similar mapping and soil sampling in the ground covered by the second option agreement revealed a one kilometre long gossan marked altered zone. The grounds covered by the two options are considered suitable for VMS-style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation in the ground covered by the second option agreement, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was held under the first option agreement referred to above (the “First Option”).

The Karaburun License and First Option ground cover the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this gossan/VMS system showed that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor carried out a phase one diamond drilling program at the Karaburun project, the results of which program were announced by the Company in July 2015.

In order to concentrate funds on the Karaburun Licence ground, being the most prospective ground at the Karaburun project taking into account the results from the phase one drilling program, Gentor terminated the First Option. In February 2016, Gentor signed a letter of intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed joint venture to further explore and develop the Karaburun Licence ground (the “Project”). The LOI set out the intention to grant to Lidya an option (“Option”) to acquire an 80% interest in the Project. The Option was subject to the negotiation and execution of a definitive agreement for the Option, contemplated to be signed within 120 days from the signing of the LOI.

In a press release dated May 20, 2016, Gentor reported that its proposed joint venture with Lidya to further explore and develop the Project will not be proceeding, following notification from Lidya that Lidya has decided to not pursue the proposed joint venture.

Qualified Person

William Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2016	2015	2014

Net loss from continuing operations	$(274,425)	$(180,846)	$(1,054,669)
Net loss per share from continuing operations	(0.00)	(0.00)	(0.02)
Net loss	(274,425)	(180,846)	(1,162,625)
Net loss per share	(0.00)	(0.00)	(0.02)
Total assets	71,055	203,722	403,075
Total current liabilities	691,610	542,198	582,873
Total non-current liabilities	-	10,863	510,045

In fiscal 2016, the Company incurred a net loss of $274,425 compared to a net loss of $180,846 incurred in fiscal 2015. The increase in net loss was mainly due to a decrease in the gain on common share purchase warrants which was $10,863 in fiscal 2016 compared to $755,862 in fiscal 2015. The decrease in the gain on common share purchase warrants was offset by changes in exploration activities which decreased by an aggregate of $596,438 from 2015 to 2016 due to reduced activity in 2016.

For fiscal 2015, the Company had a net loss from continuing operations of $180,846 compared to a net loss from continuing operations of $1,054,669 in fiscal 2014. The decrease in the net loss amount for fiscal 2015 was mainly related to a gain of $755,862 recorded on common share purchase warrants during fiscal 2015.

In 2014, the Company had a net loss from discontinued operation of $107,956 relating to the sale of the Company’s Oman properties.

Results of Operations

For the year ended December 31, 2016, the Company reported a net loss of $274,425 ($0.00 per share), as compared to a net loss of $180,846 ($0.00 per share) for fiscal 2015 and a net loss from continuing operations of $1,054,669 ($0.02 per share) for fiscal 2014. During the year ended December 31, 2016, variances in expenses occurred in the expense categories described below as compared to fiscal 2015 and fiscal 2014.

Field camps
Field camps expenses decreased to $25,654 for fiscal 2016 from $188,522 incurred during fiscal 2015 and $393,159 incurred during fiscal 2014. The decrease in field camps expenses was mainly due to decreased activity at the Karaburun project in Turkey during the year ended December 31, 2016.

Drilling
Drilling expenses decreased to $nil for fiscal 2016 from $93,138 incurred during fiscal 2015 for the Phase 1 diamond drilling program at the Karabarun project where 7 drill holes were completed totaling 1,707.80 metres. No drilling expenses were incurred during fiscal 2014.

Professional fees
Professional fees decreased to $74,728 during fiscal 2016, compared to $114,038 during fiscal 2015 and $266,042 during fiscal 2014. The higher costs in 2015 as compared to 2016 were mainly due to higher fees related to year-end audit and tax work in line with the level of activity during fiscal 2015 as compared to fiscal 2016. The higher costs in 2014 were mainly due to higher legal costs for general corporate activities.

Canadian dollar common share purchase warrants
The gain on Canadian dollar common share purchase warrants was $10,863 during fiscal 2016 compared to a gain of $755,862 incurred during fiscal 2015 and a gain of $105,739 incurred during fiscal 2014. The change in gain is related to the fair value adjustments for the derivative instruments.

Consulting fees
During the year ended December 31, 2016, the Company incurred $108,432 in consulting fees for Arnold T. Kondrat, who is a director and Chief Executive Officer and President of the Company, compared to $111,655 incurred during the year ended December 31, 2015 and $131,736 incurred during the year ended December 31, 2014. Other consulting fees decreased to $nil from $32,357 incurred in 2015. There were no other consulting fees incurred in 2014.

General and administrative
General and administrative expenses decreased to $122,837 during the year ended December 31, 2016 compared to $329,933 during the year ended December 31, 2015 and 321,808 during the year ended December 31, 2014. The expense items listed below are included in general and administrative expenses:

Travel and promotion
The Company incurred travel and promotion expenses of $720 during the year ended December 31, 2016, compared to $28,244 incurred during the year ended December 31, 2015 and $74,869 incurred during the year ended December 31, 2014. The decrease in travel and promotion expenses is a result of reduced activity for the Company during 2016.

Employee benefits
The Company employee benefits expense decreased to $62,967 during the year ended December 31, 2016, compared to $197,527 during the year ended December 31, 2015 and $156,646 during the year ended December 31, 2014, due to staff changes in the Turkey office.

Office and sundry
Office and sundry expenses decreased to $3,426 during the year ended December 31, 2016 compared to $40,839 incurred during fiscal 2015 and $39,303 incurred during fiscal 2014, due to cost containment at the corporate office in Canada and in Turkey.

Foreign exchange gain/loss
The Company recorded a foreign exchange gain of $11,591 during the year ended December 31, 2016, compared to a foreign exchange loss of $47,947 during fiscal 2015 and a foreign exchange gain of $9,984 during fiscal 2014, due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.

Stock based compensation
The fair value of employee stock based compensation expenses recorded during the year ended December 31, 2016 was $3,208 compared to $28,600 recorded in fiscal 2015 and $60,975 recorded during fiscal 2014.

Other
Other general and administrative expenses incurred during the year ended December 31, 2016 include rent expense of $21,574 (2015 - $nil and 2014 – $12,709), shareholder information expenses of $26,329 (2015 – $24,211 and 2014 -$23,791), recruitment fees of $4,633 (2015 and 2014 - $nil), and other office and sundry expenses of $11,571 (2015 - $31,048 and 2014 - $2,421).

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2015 to the fourth quarter of fiscal 2016. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2016	2016	2016	2016
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(64,085)	$(58,607)	$(93,821)	$(57,912)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	2015	2015	2015	2015
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss)	$(11,519)	$28,087	$(242,205)	$44,791
Net income (loss) per share	$(0.00)	$0.00	$(0.00)	$0.00

The Company reported a net loss of $64,085 during the fourth quarter of 2016 compared to a net loss of $58,607 during the third quarter of 2016.

The Company reported a net loss of $58,607 during the third quarter of 2016 compared to a net loss of $93,821 during the second quarter of 2016. This change in loss was mainly due to lower professional fees of $5,928 during the third quarter of 2016 compared to $35,618 during the second quarter of 2016.

The Company reported a net loss of $93,821 during the second quarter of 2016 compared to a net loss of $57,912 during the first quarter of 2016. This change in loss was mainly due to lower income of $11,772 during the second quarter of 2016 compared to $41,986 during the first quarter of 2016.

The Company reported a net loss of $57,912 during the first quarter of 2016 compared to a net loss of $11,519 during the fourth quarter of 2015. This change in results was partly due to higher general and administrative expenses of $58,581 during the first quarter of 2016 compared to ($66,208) during the fourth quarter of 2015. This variance was partially offset by higher income of $41,986 during the first quarter of 2016 compared to $313 during the fourth quarter of 2015. The income of $41,986 during the first quarter of 2016 was due to the payment made by Lidya upon signing the LOI.

The Company reported a net loss of $11,519 during the fourth quarter of 2015 compared to net income of $28,087 during the third quarter of 2015.

The Company reported net income of $28,087 during the third quarter of 2015 compared to a net loss of $242,205 during the second quarter of 2015. This change in results was due in part to a larger gain on fair value for common share purchase warrants during the third quarter and a decrease in general and administrative expenses during the third quarter. The fair value of common share purchase warrants increased by $271,871 to $745,970 during the third quarter compared to a gain on such value of $166,363 to $474,099 during the second quarter of 2015. The general and administrative expense incurred in the third quarter was $57,250 compared to $212,744 of general and administrative expenses incurred during the second quarter of 2015.

The Company reported a net loss of $242,205 during the second quarter of 2015 compared to net income of $44,791 during the first quarter of 2015. This change was related to a larger gain on fair value for common share purchase warrants during the first quarter and an increase in general and administrative expenses during the second quarter. The gain on the fair value of common share purchase warrants was $166,363 during the second quarter of 2015 compared to a gain of $307,736 during the first quarter of 2015. General and administrative expenses increased by $212,744 to $255,563 during the second quarter of 2015 compared to an expense of $42,819 during the first quarter of 2015.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2016 was $17,287 compared to $129,065 as at December 31, 2015. The decrease in the cash balance was mainly the result of the use of funds for corporate office operations during the year ended December 31, 2016.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the years ended December 31, 2016 and 2015 for the Turkey project.

December 31, 2016	Turkey Project
Field camps expenses	25,654
Geophysics	-
Geochemistry	-
Professional fees	2,494
General & administration	18,293
Foreign exchange	465
Depreciation and amortization	10,408
TOTAL	$ 57,314

December 31, 2015	Turkey Project
Field camps expenses	188,522
Geophysics	18,905
Drilling	93,138
Professional fees	1,194
General & administration	40,341
Foreign exchange	13,956
Depreciation and amortization	30,652
TOTAL	$ 386,708

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at April 28, 2017, the Company had outstanding 95,253,840 common shares, warrants to purchase a total of 7,500,000 common shares and 1,250,000 stock options.

Related Party Transactions

As of December 31, 2016, an amount of $217,763 (December 31, 2015 - $44,615) was owed to Arnold T. Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2016, an amount of $10,485 (December 31, 2015 - nil) was owed to Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by Delrand.

As of December 31, 2016, an amount of $41,734 (December 31, 2015 - $48,838) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company is currently presenting deferred tax liabilities and assets as noncurrent items on the consolidated balance sheets. Accordingly, the Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company’s financial reporting and disclosures.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This update provides areas for simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

During 2016, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.

Accounting Standard Update (“ASU”) No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

2.

ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)”. Please refer to Note 1 of the Annual Financial Statements for disclosure regarding the entity’s ability to continue as a going concern.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the year ended December 31, 2016.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2016, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2016, the Company estimated that all options previously granted will vest.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.75%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 130%, which is based on the average of the Company’s selected peers historical stock prices

(iii)	Expected life: 0.35 years

(iv)	Expected dividends: $Nil

At December 31, 2016, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2016
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common
share purchase warrants	-	-	-

December 31, 2015
Assets:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$10,863	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish liras. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2016. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had the equal but opposite effect as at December 31, 2016.

	Canadian	Turkish
	Dollar	Lira
Cash	$838	$91,778
Prepaids and advances	-	39,819
Accounts payable	(45,877)	(2,407)
Accrued liabilities	-	-
Total foreign currency working capital	(45,039)	129,190
US$ exchange rate at December 31, 2016	0.7448	0.2831
Total foreign currency net working capital in US$	(33,545)	36,573
Impact of a 10% strengthening of the US$ on net loss	(3,354)	3,657

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its mineral property to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's property, the Company does not have the financial resources at this time to bring a mine into production.

The Company's mineral property is in the exploration stage only and does not contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral property. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its mineral property is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's mineral property, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 28, 2017 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).